Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

June 30, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	PetIQ, Inc.

Registration Statement on Form S-1 (File No. 333-218955)

Ladies and Gentlemen,

As previously discussed with the staff of the Securities and Exchange Commission (the “Commission”), on behalf of PetIQ, Inc., a Delaware corporation (the “Company”), we enclose the accompanying changed pages to the Registration Statement (the “Registration Statement”) on Form S-1 of the Company, filed with the Commission on June 23, 2017 (File No. 333-218955), including the proposed price range and share number information expected to be included in the Company’s preliminary prospectus (the “Preliminary Prospectus”) forming part of the Registration Statement which relates to the Company’s proposed initial public offering (the “Offering”). Such Preliminary Prospectus is expected to state that the initial offering price to public of the Company’s shares of Class A common stock (the “Shares”) is to be between $14.00 and $16.00 per Share, 5,666,667 Shares offered to the public in connection with the Offering and 11,751,342 Shares expected to be outstanding upon completion of the Offering. Please find enclosed the relevant sections of the Registration Statement updated to reflect (i) the price range and share number information, (ii) the anticipated use of proceeds, (iii) disclosure related to estimates of our results of operations for the six months ended June 30, 2017, and (iv) information regarding the Company’s restructuring to effect the up-C structure, all of which we expect to include in Amendment No. 1 to the Registration Statement to be filed on or about July 10, 2017.

If you have any questions concerning the enclosed pages, please do not hesitate to contact either the undersigned at (312) 558-5257 or Christina T. Roupas at (312) 558-3722.

Sincerely,

/s/ James J. Junewicz
James J. Junewicz, Esq.

Cc: Robert Mooney, Esq.

PetIQ, Inc.